Item 77M Series 1


On January 24, 2003, the Fund became the surviving fund in a merger by which it acquired all of the assets and assumed all of the liabilities of the Munder Money Market Fund, a series of The Munder Funds, Inc. (MFI), in complete liquidation of the Munder Money Market Fund. The transaction was completed pursuant to an Agreement and Plan of Reorganization approved by the Boards of Directors/Trustees of MFI and The Munder Funds Trust on November 12, 2002.
Shareholders
of the Munder Money Market Fund approved the Agreement and Plan of
Reorganization on December 11, 2002.